

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2012

Via E-Mail
Peretz Aisenstark
President
Duane Street Corp.
616 Corporate Way, Suite 2-4059
Valley Cottage, NY 10989

>   **Re: Duane Street Corp.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed December 12, 2012**
>   **File No. 333-183760**

Dear Mr. Aisenstark:

We have reviewed your responses to the comments in our letter dated December 6, 2012 and have the following additional comments.

Business Description, page 24

Business Plan Implementation Schedule, page 25

1. We note your response to our prior comment 2 and reissue. Please revise this section to disclose how much money will be required to implement each material step outlined in this section (such as for each numbered action on pages 25 and 26), providing more of a breakdown of costs in the various steps outlined for each quarter. For instance, in the first quarter, disclose how much is anticipated to be used for hiring interns or design school graduates and how much is anticipated to be needed for commencing the patent process. Similarly revise under "Plan of Operations," on page 30. This disclosure should also clearly tie in with your "Use of Proceeds" disclosure on page 20. As such, the "Use of Proceeds" should provide more specificity regarding the material steps necessary to implement your plan and the cost tied to each material step, similar to the information found at pages 25 and 26 under "Business Plan Implementation." Please also update your risk factor under "We Are Unable to Provide a Time Table" on page 11.

Strategy and Product, page 27

2. We note your response to our prior comment 5 and reissue in part. Please explain here what the Babyrocker is, how it looks and functions, and how it differs from the example comparison to an exercise ball. Please provide as much detail to your description as is practicable so that investors can understand and visualize the product you plan to sell. For instance, you indicate there are springs under the cover. With a view toward revised

disclosure, please tell us what the cover is anticipated to be made of.   Is the cover surface flat or slanted, or soft or firm? Is it shaped more like an exercise ball or more like a chair, or rocking chair, for instance? Please advise and revise.

Government Regulations, page 28

3. We note your response to our prior comment 9 and reissue in part. Please revise to include disclosure indicating there may be costs of complying with government regulations in the caregiver market.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Plan of Operations, page 30

4. We note your response to our prior comment 10 and reissue. To the extent you discuss future business plans here, or elsewhere, your disclosure should be accompanied by the timeframes and financing needs to implement your goals. Examples here include your disclosure regarding anticipated revenue sources, such as sales of add-ons, licensing and strategic partnerships. Clarify if these endeavors will require funding outside of what you are trying to raise here and clarify if you have no current financing available for these future business plans, if true.

Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3210 with any questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Jonathan Strum, Esq.